U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER 0-15992
                                                   CUSIP NUMBER 671048106

(Check One):

[ ] Form 10-K and Form 10-KSB        [ ] Form 20-F        [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB        [ ] Form N-SAR

For Period Ended: September 30, 1999


For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: OTC America, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

         600 17th Street, Suite 950 South
         Denver, CO 80202

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

[  ]      (a) The  reasons  described  in  reasonable  detail in Part II of this form could  not be eliminated  without unreasonable effort or expense;

[  ]      (b) The subject  annual  report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c)  The  accountant's  statement  or other  exhibit  required by Rule
          12b-25(c) has been attached if applicable.

Part III - Narrative State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

"The registrant's sole officer was unable to provide the necessary information to the accountants as a result of his travel schedule."


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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Randy Phillips
         (303) 260-6482

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                OTC America, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 1999              By: /s/ Randy Phillips
                                      --------------------------------------
                                      Randy Phillips, President